Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2017		2016		2015		2014		2013
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$151,649		$141,582		$125,474		$162,141		$183,997
Fixed charges	165,019		167,574		150,881		135,114		117,819
Adjusted earnings	$316,668		$309,156		$276,355		$297,255		$301,816

Fixed charges:
Interest expense (including net amortization of debt premiums and discounts and debt issuance costs)	$165,019		$167,574		$150,881		$135,114		$117,819

Ratio of Earnings to Fixed Charges	1.9	x	1.8	x	1.8	x	2.2	x	2.6	x